#2300 - 1177 West Hastings Street Vancouver, BC, V6E 2K3 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

July 4, 2013

To:	All Canadian Securities Regulatory Authorities

Dear Sirs/Mesdames:

Subject:	Dorato Resources Corp. (the “Issuer)
- Annual General Meeting

We advise of the following with respect to the upcoming Meeting of Security Holders for the above-noted Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	July 31, 2013
Record Date for Voting (if applicable):	July 31, 2013
Meeting Date:	September 4, 2013 @ 10:00 a.m. Pacific
Meeting Location:	2300 – 1177 West Hastings Street
Vancouver, BC, V6E 2K3
Notice and Access (NAA) Requirements:	No
Voting Security Details:
Description	CUSIP Number	ISIN
Common	258128107	CA2581281078

Yours truly,

DORATO RESOURCES INC.

“Marla K. Ritchie”
Corporate Secretary

cc:	Bob Wooder, Blake Cassels & Graydon LLP
Vivien Leung, Computershare Investor Services Inc.